

June 24, 2013

Via E-mail
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

    Re: Royal Bees Company, Inc.
                Amendment No. 5 to Registration Statement on Form S-1
                Filed June 12, 2013
                File No. 333-179461

Dear Mr. Lyashevskiy:

We have reviewed your response dated March 27, 2013 and have the following comments.

Prospectus Cover Page

1. Please briefly disclose here that you will not receive any proceeds from the sale of your common stock by your selling shareholders. Please also disclose such fact on page 5 of the Prospectus Summary and describe how you will raise additional funding as you will not receive proceeds from this offering to develop your operations. Lastly, disclose the consequences to you if you are unable to raise such additional funding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 25

2. Please refer to the seventh paragraph of your disclosure regarding "liquidity and capital resources." You have disclosed that (A) based upon your burn rate of approximately $2,000 per month and (B) depending on weather conditions during pollination season, you may require up to $25,000 of additional capital. This disclosure does not appear to contemplate the fact that, as of March 31, 2013, you had outstanding borrowings of $98,297 that are due and payable on December 31, 2013. As such, please revise/expand your disclosure to (a) identify your

outstanding borrowings as a material short-term capital need, (b) discuss your plans/alternatives for addressing this capital need, and (c) discuss the risks associated with the near-term maturity of your outstanding borrowings. Similarly, revise your disclosure in the fourth risk factor on page 7 of your filing, as appropriate.

Plan of Operation, page 26

3. We have reviewed your response to our prior comment 5. However, the second paragraph after your discussion of December activities continues to state "we do not currently have plans to pursue either option as we believe our operating costs can be covered by our revenues for the next 12 months." Therefore, we reissue our prior comment.

Security Ownership of Certain Beneficial Owners and Management, page 30

4. Please revise the first paragraph under this section and update your disclosure as of the "most recent practicable date." Refer to Item 403 of Regulation S-K.

Transactions With Related Persons, Promoters and Certain Control Persons, page 31

5. We note your response to our prior comment 6. You disclose on page 31 that Mr. Lyashevskiy owns almost 83 percent of your stock and thus it appears that he is your only "major shareholder." It also appears from your disclosure on page 21 that the loans referenced on page 21 and in Note 7 on page F-10 were made by World Ventures, LLC, an entity that owns less than one percent of your stock. Please disclose clearly throughout who your "major shareholder" is.

Financial Statements for the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

6. We note that the going concern paragraph of the independent registered public accounting firm's audit opinion indicates that the uncertainty regarding your company's ability to continue as a going concern is discussed in Note 1 to your financial statements. However, this uncertainty is actually discussed in Note 2 to your financial statements. Please revise your filing to include a report from the independent registered public accounting firm that refers to the appropriate footnote in which you discuss the uncertainty regarding your company's ability to continue as a going concern.

Balance Sheets, page F-3

7. We note that you have reported your outstanding "notes payable" balances (i.e., borrowings) at December 31, 2012, December 31, 2011, and March 31, 2013 as long-term liabilities. However, we also note that (A) the borrowings that were

outstanding as of December 31, 2012 and March 31, 2013 are due and payable on December 31, 2013 and (B) the borrowings that were outstanding as of December 31, 2011 were due and payable on December 31, 2012 (i.e., until the maturity date was subsequently revised). Given the observations noted above, we believe that the related "notes payable" balances should have been reported as current liabilities at each of the aforementioned balance sheet dates. Please revise your disclosure accordingly, or advise. In addition, please revise all disclosures regarding your working capital, as appropriate.

Footnotes to Financial Statements

Note 11 – Subsequent Events, page F-11

8. You state that during 2013, related parties and stockholders loaned your company $7,155 for operations. However, based upon your statement of cash flows for the interim period ended March 31, 2013, borrowings during 2013 have totaled $11,685. Please reconcile the aforementioned disclosures.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Cletha A. Walstrand, Esq.